Exhibit 12.1

Enable Midstream Partners, LP

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Income before income taxes (before earnings from unconsolidated affiliates)	$85	$515	$411	$488	$364	$350
Fixed charges	25	92	84	92	95	99
Amortization of capitalized interest	1	1	1	1	—	1
Distributed income of equity investees	7	20	15	31	31	29
Less:
Capitalized interest	(3)	(8)	(5)	(2)	—	(6)
Noncontrolling interest in pre-tax income of subsidiaries	—	(3)	(3)	—	—	—

Total Earnings	$115	$617	$503	$610	$490	$473

Fixed charges:
Interest expense, net of capitalized interest	$20	$70	$67	$85	$90	$83
Capitalized interest	3	8	7	2	—	7
Amortization of premium of Enable Oklahoma Senior Notes	1	9	8	—	—	—
Amortization of debt expense	(1)	(3)	(2)	—	—	—
Implicit interest in rents	2	8	4	5	5	9

Total fixed charges	$25	$92	$84	$92	$95	$99

Ratio of earnings to fixed charges	4.60	6.73	5.99	6.61	5.14	4.79

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs and an estimate of the interest within rental expense.